

Mail Stop 4720

October 5, 2009

Gerald Sopp
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downington, Pennsylvania 19335

> **RE: DNB Financial Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 1, 2009**
> **File No. 001-34242**

Dear Mr. Sopp,

We note your disclosure that the audit practice of Beard Miller Company LLP was combined with ParenteBeard LLC and that the newly formed firm ParenteBeard was engaged as your independent registered public accounting firm. We could not locate the name of the new firm on the PCAOB web-site as being a registered firm and noted that they were also not on the list of firms applying for registration. We note that an unregistered firm may not review interim financial statements. Please tell us the status of the registration of the new firm with the PCAOB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3437 if you have questions regarding this comment.

Sincerely,

Michael C. Volley
Staff Accountant